Paul S. Ware

Direct: (205) 521-8624

Fax: (205) 488-6624

pware@babc.com

April 30, 2014

Mark S. Webb

Legal Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ServisFirst Bancshares, Inc.

Amendment No. 2 to Registration Statement on Form S-1 Filed April 16, 2014

File No. 333-193401

Dear Mr. Webb:

On behalf of ServisFirst Bancshares, Inc. (the “Company”), we hereby electronically transmit pursuant to Regulation S-T Amendment Number 3 to Registration Statement on Form S-1 (File No. 333-193401) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on April 16, 2014.

This letter responds to the comments of the staff of the Commission received by letter, dated April 25, 2014, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement (the “Prospectus”).

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note the 8-K filed April 22, 2014 with results of operations for the first quarter of 2014. Please revise your next amendment to provide a recent developments section to disclose financial results for the first quarter of 2014 along with a discussion of results.

Response: The Company has included a recent developments section to disclose financial results for the first quarter of 2014 along with a discussion of results in response to the staff’s comments. A recent developments section has been added in the section titled “Prospectus Summary” on page 2 of the Prospectus, and a recent developments section has been added in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 52 of the Prospectus discussing these results.

Mark S. Webb

Securities and Exchange Commission

April 30, 2014

Certain Relationships page 86

2.	As previously requested, please revise to provide either (1) the representations set forth in Item 404 of Regulation S-K or (2) the disclosure required by the same item.

Response: The referenced disclosure has been revised on page 88 of the Prospectus in response to the staff’s comment.

We believe that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 205.521.8624 or J. Andrew Robison at 205.521.8596.

Very truly yours,

/s/ Paul S. Ware

Paul S. Ware

Enclosures

cc:	William M. Foshee

J. Andrew Robison

David W. Ghegan

Charles A. Roberts, Jr.